Mail Stop 3561

March 5, 2008

Mr. Yingsheng Li
President
China Marketing Media Holdings, Inc.
RMA 901
KunTai International Mansion
No. 12 Chaowai Street
Beijing, 100020, China

> **Re: China Marketing Media Holdings, Inc.**
> **Amendment No. 4 to Form 10**
> **Filed February 26, 2008**
> **File No. 0-51806**

Dear Mr. Li:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Feel free to call us at the telephone numbers listed at the end of this letter.

Balance Sheet, page F-22

1. You have a significant amount of fixed assets. However, your property, plant and equipment disclosure on page F-28 does not meet the requirements of paragraph 5 of APBO no. 12. Please revise.

2. You indicate on page F-22 that you have an investment that is accounted for on the equity method, but we are unable to locate any disclosure surrounding such investment. Please note the disclosure requirements of paragraph 20 to APBO no. 18.

Note 9. Operation and Management Rights Agreement

3. As previously requested in comment 5 of our letter dated January 18, 2008, please provide an overview of the mechanics of the above agreement such that we are able to understand how you are entitled to the revenues and expenses of CMO. In this regard, a plain English description of the business of CMO as well as the

Agreement would help us understand the transaction. To the extent there are similar arrangements with other public reporting companies, please direct us to such filings and the related accounting. We may have further comment upon review of your response.

Note 12. Income Taxes Expense

4. It appears you are subject to income taxes in the PRC. Please provide the disclosure required by paragraphs 43-49 of SFAS no. 109, as applicable. If you believe you are exempt from such disclosure please explain in detail. If you believe you have complied with such disclosure, please advise how and where such information has been provided in the financial statements. We may have further comment.

Form 10-Q

5. Assuming your Form 10SB filed on February 14, 2006 became effective by operation of law, it appears your filing history is not complete as we are unable to locate financial statements for the quarter ended March 31, 2006. Please review the financial statements included in your previous filings and ensure all required quarterly and annual audited financial statements have been filed as of the date your original 10SB became effective. Please also ensure such results are accompanied by managements' discussion and analysis of such results.

***

You may contact James Allegretto, Assistant Chief Accountant at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Mara Ransom, Legal Branch Chief at (202) 551-3264, or me at 202-551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Louis A. Bevilacqua, Esq.
      Fax: (202) 654-1804